SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                   For the fiscal year ended December 31, 2006

[__] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ______ to _________

                         Commission file number: 0-14706-

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Ingles Markets, Incorporated
                         Investment/Profit Sharing Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    Ingles Markets, Incorporated
                                    P.O. Box 6676
                                    Asheville, North Carolina 28816

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Ingles Markets, Incorporated Investment/Profit Sharing Plan

As of December 31, 2006 and 2005 and for the year ended December 31, 2006 with Report of Independent Registered Public Accounting Firm

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

             Audited Financial Statements and Supplemental Schedules

                        As of December 31, 2006 and 2005
                    and for the Year Ended December 31, 2006




Contents

Report of Independent Registered Public Accounting Firm........................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4



Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)-December 31, 2006.......................................12
Schedule H, Line 4j - Schedule of Reportable Transactions.....................14

             Report of Independent Registered Public Accounting Firm


The Plan Administrative Committee
Ingles Markets, Incorporated Investment/Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Ingles Markets, Incorporated Investment/Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006 and reportable transactions for the year ended December 31, 2006 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ ERNST & YOUNG LLP
Greenville, South Carolina
June 26, 2007

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

                 Statements of Net Assets Available for Benefits




                                                              December 31
                                                           2006          2005
                                                       -------------------------
Assets
Investments at fair value:
   Employer securities                                 $44,514,504  $25,471,802
   Collective trust funds                               18,449,283   17,313,683
   Mutual funds                                         20,701,600   17,951,849
   Loans to participants                                 3,838,001    3,362,097
                                                       -------------------------
                                                        87,503,388   64,099,431

Cash                                                       307,027      115,410

Receivables:
   Participant contributions                                     -      157,588
                                                       -------------------------


Total assets                                            87,810,415   64,372,429
                                                       -------------------------


Liabilities
Due to broker, net                                         288,316       85,040

                                                       -------------------------
Net assets available for benefits                      $87,522,099  $64,287,389
                                                       =========================


See accompanying notes.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2006



Additions
Net appreciation in fair value of investments                                             $    25,716,168
Dividends                                                                                       1,202,563
Interest on participant loans                                                                     244,156
                                                                                          ---------------
                                                                                               27,162,887

Contributions:
   Participants                                                                                 3,849,422
                                                                                          ---------------


Total additions                                                                                31,012,309

Deductions
Distributions to participants                                                                   7,305,382
Administrative expenses                                                                           398,293
Corrective distributions                                                                           73,924
                                                                                          ---------------
Total deductions                                                                                7,777,599
                                                                                          ---------------
Net increase                                                                                   23,234,710
Net assets available for benefits at beginning of year                                         64,287,389
                                                                                          ---------------
Net assets available for benefits at end of year                                          $    87,522,099
                                                                                          ===============



See accompanying notes.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 2006

1. Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Copies of the Plan document are available from the Plan Administrative Committee.

General

The Plan is a defined contribution plan covering substantially all employees of Ingles Markets, Incorporated (the "Company" and "Plan Sponsor") and its wholly-owned subsidiary Milkco, Inc. who have completed one year of eligibility service as defined in the Plan document and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

The Plan provides for three types of contributions: (i) Company profit sharing plan contributions to the Ingles Stock Fund (Class B) made by the Company - discretionary in nature; (ii) participant 401(k) contributions from 1% to 50% (in increments of 1%) of their pre-tax annual compensation as defined in the Plan document (subject to regulatory limitations), and (iii) Company 401(k) matching contributions, discretionary in nature and determined by the Company for each payroll period. During 2006, the Plan document was amended to change the limit of the discretionary 401(k) matching contribution from a maximum of 5% to a maximum of 3% of a participant's compensation as defined in the Plan document. In addition, all participants who have attained age 50 before the close of the Plan year shall be eligible to make catchup contributions, also subject to regulatory limitations.

In 2006, the Company made discretionary 401(k) matching contributions of $1,039,179 which were funded through forfeitures. The Company made no discretionary profit sharing contributions during 2006.

Participant Accounts

Each participant's account is credited with the participant's contributions and with allocations of Plan earnings and any Company matching and profit-sharing contributions. Allocations are based on participant account balances, participant compensation as defined in the Plan document, or participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

1. Description of the Plan (continued)

Upon enrollment in the Plan, participants may direct participant and Company matching contributions in 1% increments to any of the Plan's fund options. No participant 401(k) contributions can be made to the Ingles Stock Fund. Participants may change their investment options daily.

Vesting and Forfeitures

Contributions by participants plus actual earnings thereon are immediately 100% vested and nonforfeitable. Participants become vested in the Company's matching and profit sharing contributions on a graduated basis with 100% vesting occurring after the completion of six years of service.

Forfeited balances are utilized as follows:

      a. First, to restore the nonvested portion of the Company contribution accounts of certain terminated participants who subsequently participate in the Plan as a rehire as described in the Plan document.
      b. Second, at the discretion of the Plan Sponsor, to pay Plan expenses. c. Third, to reduce Plan Sponsor contributions as described in the Plan document.

Forfeitures of $1,049,075 were used during 2006 to reduce the Company's matching contributions and to pay certain administrative expenses. Unallocated forfeitures at December 31, 2006 and 2005 were $181,175 and $970,780, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 to a maximum equal to the lesser of $50,000 or 50% of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower's principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant's account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant, or their beneficiary in the case of death, may receive a lump-sum amount equal to the vested value of his or her account.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

1. Description of the Plan (continued)

Administrative Expenses

Certain legal and accounting fees and certain administrative expenses relating to the Plan are paid by the Company and will not be reimbursed by the Plan. Other allowable expenses such as investment advisory fees are paid by the Plan.

Credit Risk

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and schedule of the Plan. Because the Ingles Stock Fund - Class B and the Ingles Class A Stock Fund are not diversified, they may experience wider variation in value than the other Plan funds.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

1. Description of the Plan (continued)

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. As of December 31, 2006 and 2005, the contract value of investments in fully benefit responsive investment contracts approximates fair value. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices of the Ingles Markets, Incorporated Class A Common Stock are used to value the Ingles Markets, Incorporated Class B Common Stock. The fair value of the participation units owned by the Plan in collective trust funds held by Wachovia Bank, N.A., the Plan trustee, are based on quoted redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing price on the last business day of the Plan year. The loans to participants are valued at their outstanding balances, which approximate fair value. The Plan's investments in the Wachovia Diversified Stable Value Fund and Stable Investment Fund of Wachovia, collective trust funds, are recorded on the financial statements at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

3. Investments

The primary trustee for the Plan, Wachovia Bank, N.A., is responsible for maintaining custody of the investment funds, excluding Ingles Markets, Incorporated stock. The Plan Administrative Committee appoints the trustees responsible for maintaining custody of the Ingles stock component of the Ingles Stock Funds.

During 2006, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in value as follows:


                                                                                Net Appreciation in Fair
                                                                                  Value of Investments
                                                                               --------------------------
     Employer securities (quoted market prices)                                      $    22,930,009
     Mutual funds (quoted market prices)                                                   1,068,695
     Collective trust funds (quoted redemption values)                                     1,717,464
                                                                               --------------------------
                    Total                                                            $    25,716,168
                                                                               ==========================

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:


                                                                          December 31,      December 31,
                                                                             2006              2005
                                                                         -------------------------------
     Employer Securities:
        Ingles Stock Fund - Class B*                                     $ 42,182,524       $ 24,688,427
     Mutual Funds:
        Evergreen Short Intermediate Bond Fund Class I                      3,604,010          3,814,580
        Van Kampen Equity Income Fund Class A                               6,503,360          6,183,047
     Collective Trust Funds:
        Stable Portfolio Group Trust Fund of Wachovia                               -          9,008,595
        Wachovia Diversified Stable Value Fund                              8,577,071                  -
        Enhanced Stock Market Fund of Wachovia                              8,556,263          8,305,088
     Loans to participants                                                  3,838,001          3,362,097
     *    Nonparticipant-directed.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

4. Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                          December 31,      December 31,
                                                                             2006              2005
                                                                         -------------------------------
     Net assets:
        Employer securities:
        Ingles Stock Fund - Class B                                      $ 42,182,524       $ 24,688,427

                                                                                              Year Ended
                                                                                             December 31,
                                                                                                 2006
                                                                                            --------------
     Changes in net assets:
        Net appreciation in fair value                                                      $  22,105,497
        Distributions to participants                                                          (3,631,731)
        Transfers to other plan funds                                                            (818,629)
        Administrative expenses                                                                  (161,040)
                                                                                            --------------
     Total                                                                                  $  17,494,097
                                                                                            ==============

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirement of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at:


                                                                          December 31,      December 31,
                                                                             2006              2005
                                                                         -------------------------------
 Net assets available for benefits per the financial
    statements                                                           $ 87,522,099       $ 64,287,389
 Less: Contributions receivable                                                     -            157,588
                                                                         -------------------------------
 Net assets available for benefits per the Form 5500                     $ 87,522,099       $ 64,129,801
                                                                         ===============================

The following is a reconciliation of contributions per the financial statements to the Form 5500:


                                                                                              Year Ended
                                                                                             December 31,
                                                                                                 2006
                                                                                            --------------
 Contributions per the financial statements                                                 $  3,849,422
 Plus: Contributions receivable at end of prior year                                             157,588
                                                                                            --------------
 Contributions per the Form 5500                                                            $  4,007,010
                                                                                            ==============

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

7. Party-in-interest Transactions

Participants may direct investment of their Plan balance into the AdviceTrack program where Wachovia, the Plan trustee, is responsible for managing the investments in Participant accounts. These transactions qualify as party-in-interest transactions. AdviceTrack investments utilize the following funds:

Enhanced Stock Market of Wachovia
Diversified Bond Group Trust of Wachovia
Stable Investment Fund of Wachovia
Evergreen International Bond Fund I
Pimco Real Return Fund Inst
Pimco High Yield Fund Inst
American Century Small Company I
T Rowe Price Real Estate Fund
Evergreen Strategic Growth I
T Rowe Price Equity Income
The Boston Company Small Cap Value I
Alger Small Cap Inst
Evergreen International Equity I
Lazard Emerging Markets Fund

Due to restrictions on the trading periods of the Ingles stock, effective May 2007 the Plan Sponsor may advance funds to the Plan for the purpose of making distributions of participants' holdings in the Ingles Stock Fund. Advances are interest free and will be repaid through the dividends received on the Ingles Class B stock and, if necessary, the conversion of the Ingles Class B stock to Class A stock and subsequent market sale of the Class A shares.

                             Supplemental Schedules

           Ingles Markets, Incorporated Investment/Profit Sharing Plan
                        EIN: 56-0846267 Plan Number: 001

                              Schedule H, Line 4i -
                    Schedule of Assets (Held at End of Year)

                                December 31, 2006



        (b) Identity of
        Issuer, Borrower,               (c) Description of Investment, Including
            Lessor or                  Maturity Date, Rate of Interest, Collateral,                                     (e) Current
(a)       Similar Party                          Par or Maturity Value                                (d) Cost             Value
-----------------------------------------------------------------------------------------------------------------------------------
       Collective Trust Funds:
  *       Wachovia Bank, N.A.          Wachovia Diversified Stable Value Fund                              **        $     8,577,071
  *       Wachovia Bank, N.A.          Enhanced Stock Market Fund of Wachovia                              **              8,556,263
  *       Wachovia Bank, N.A.          Diversified Bond Group Trust of Wachovia                            **                628,923
  *       Wachovia Bank, N.A.          Stable Investment Fund of Wachovia                                  **                687,026
                                                                                                                     ---------------
                                                                                                                          18,449,283
       Mutual Funds:
  *       Wachovia Bank, N.A.          Evergreen Short Intermediate Bond Fund Class I                      **              3,604,010
          AIM Investments              AIM Basic Value Fund Class A                                        **                562,348
          Goldman Sachs                Goldman Sachs Small Cap Value Fund Class A                          **              1,651,546
          American Funds               American Funds Growth Fund of America Class A                       **              1,094,962
          Dreyfus                      Dreyfus MidCap Index Fund, Inc.                                     **              2,521,589
          Van Kampen                   Van Kampen Equity Income Fund Class A                               **              6,503,360
          Franklin Templeton           Templeton Foreign Fund Class A                                      **              3,170,385
  *       Wachovia Bank, N.A.          Evergreen International Bond Fund I                                 **                116,968
          PIMCO                        Pimco Real Return Fund Inst                                         **                255,290
          PIMCO                        Pimco High Yield Fund Inst                                          **                313,267
          American Century             American Century Small Company I                                    **                 33,703
          T. Rowe Price                T Rowe Price Real Estate Fund                                       **                 28,910
  *       Wachovia Bank, N.A.          Evergreen Strategic Growth I                                        **                220,133
          T. Rowe Price                T Rowe Price Equity Income                                          **                358,016
          Mellon                       The Boston Company Small Cap Value I                                **                 30,366
          Alger                        Alger Small Cap Inst                                                **                 13,129
  *       Wachovia Bank, N.A.          Evergreen International Equity I                                    **                185,384
          Lazard                       Lazard Emerging Markets Fund                                        **                 38,234
                                                                                                                          20,701,600

           Ingles Markets, Incorporated Investment/Profit Sharing Plan
                        EIN: 56-0846267 Plan Number: 001

                              Schedule H, Line 4i -
              Schedule of Assets (Held at End of Year) (continued)




        (b) Identity of
        Issuer, Borrower,               (c) Description of Investment, Including
            Lessor or                  Maturity Date, Rate of Interest, Collateral,                                     (e) Current
(a)       Similar Party                          Par or Maturity Value                                (d) Cost             Value
-----------------------------------------------------------------------------------------------------------------------------------
       Employer Securities:
  *       Ingles Markets,              Ingles Stock Fund - Class B
            Incorporated                                                                           $ 9,139,382            42,182,524
  *       Ingles Markets,              Ingles Class A Stock Fund
            Incorporated                                                                                    **             2,331,980
                                                                                                                     ---------------
                                                                                                                          44,514,504

  *    Loans to participants           Interest rates of 5.0% to 10.5%; maturity dates of
                                          2007-2019                                                         **             3,838,001
                                                                                                                     ---------------
                                                                                                                     $    87,503,388
                                                                                                                     ===============
       ----------
       *   Represents a party-in-interest.
       ** Cost information has been included only for all non-participant directed investments.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan
                        EIN: 56-0846267 Plan Number: 001

                              Schedule H, Line 4j -
                       Schedule of Reportable Transactions

                          Year Ended December 31, 2006



                                                                                                        (h) Current
                                                               (c) Purchase   (d) Selling   (g) Cost of    Value of   (i) Net Gain /
(a) Identity of Party Involved    (b) Description of Asset        Price          Price         Asset       Asset        (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

Category (Iii) - Series of Transactions in Excess of Five Percent of Plan Assets.

Ingles Markets, Incorporated      Ingles Stock Fund - Class B  $    38,472   $          -  $     38,472 $    38,472   $          -

Ingles Markets, Incorporated      Ingles Stock Fund - Class B            -      4,649,872    1,353,084    4,649,872      3,296,788


Columns (e) and (f) have not been presented as this information is not applicable.

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Ingles Markets Incorporated
                                 Investment/Profit Sharing Plan


Date: June 29, 2007              By:      /s/ Robert P. Ingle
                                    -----------------------------------------
                                          Robert P. Ingle
                                          Plan Administrative Committee Chairman


                                 By:      /s/ James W. Lanning
                                    -----------------------------------------
                                          James W. Lanning
                                          Plan Administrative Committee Member

                                 By:     /s/ Ronald B. Freeman
                                    -----------------------------------------
                                         Ronald B. Freeman
                                         Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit 23        Consent of Ernst & Young LLP

                                                                      Exhibit 23

            Consent of Independent Registered Public Accounting Firm


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-74459) pertaining to the Investment/Profit Sharing Plan of Ingles Markets, Incorporated of our report dated June 26, 2007, with respect to the financial statements and supplemental schedules of the Ingles Markets, Incorporated Investment/Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.


/s/  Ernst & Young LLP



Greenville, South Carolina
June 27, 2007